SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

ADDvantage Technologies Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006743306

(CUSIP Number)

July 11, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 006743306	Page 1 of 5 Pages

1.	Names of reporting persons Thomas A. Satterfield, Jr.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 557,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 557,000
9.	Aggregate amount beneficially owned by each reporting person 557,000
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 5.6%
12.	Type of reporting person IN

(1) Based on 9,998,480 shares of Common Stock of ADDvantage Technologies Group, Inc. outstanding as of April 30, 2013, as reported by ADDvantage Technologies Group, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the Securities and Exchange Commission on May 14, 2013.

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CUSIP No. 006743306	Page 2 of 5 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

ADDvantage Technologies Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1221 E. Houston

Broken Arrow, Oklahoma 74012

Item 2.

(a)	Name of Person Filing:

Thomas A. Satterfield, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

Thomas A. Satterfield

2609 Caldwell Mill Lane

Birmingham, Alabama 35243

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Pages.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Pages.

(e)	CUSIP Number:

Incorporated by reference from the Cover Pages.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Pages.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Pages.

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CUSIP No. 006743306	Page 3 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Pages.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Pages.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Pages.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 40,000 shares are held jointly with Mr. Satterfield’s spouse; 1,000 shares are held individually by Mr. Satterfield’s spouse; 42,000 shares are held by Toms at Investment & Trading Co., Inc., a corporation wholly-owned by Mr. Satterfield and of which he serves as President; and 150,000 shares are held by Caldwell Mill Opportunity Fund, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager. Additionally, Mr. Satterfield has limited powers of attorney for voting and disposition purposes with respect to the following shares: A.G. Family L.P. (299,000 shares); Jeanette Satterfield Kaiser (10,000 shares); and Richard W. Kaiser, III (8,000 shares). These individuals and entities have the right to receive or the power to direct the receipt of the proceeds from the sale of their respective shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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CUSIP No. 006743306	Page 4 of 5 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 006743306	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2013
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.